Ivanhoe Energy Inc.
654-999 Canada Place
Vancouver, BC, Canada V6C 3E1

December 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall Assistant Director, Division of Corporation Finance

Re:	Ivanhoe Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2011 Filed March 15, 2012 File No. 0-30586

Dear Mr. Schwall:

           Ivanhoe Energy Inc. (the “Company”) is writing this letter in response to your letter dated December 19, 2012 regarding the review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The Company respectfully requests an extended period of time to respond to the Staff’s comment letter due to the upcoming holidays and the coordination of the preparation and review of the response to your questions by the Company’s advisers. The Company intends to file its written response no later than January 18, 2013.  Please contact Andrew J. Foley at (212) 373-3078 with any questions or comments.

Sincerely,

/s/ Gerald D. Schiefelbein

Gerald D. Schiefelbein
Chief Financial Officer
Ivanhoe Energy Inc.

cc:           Andrew J. Foley, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP